UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OF 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 11, 2003

TEXAS GAS TRANSMISSION, LLC
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-4169**	**06-1687421**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification no.)

3800 Frederica Street, Owensboro, Kentucky 42301
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (270) 926-8686

Item 7. Financial Statements and Exhibits.

The following documents are included as exhibits hereto.

    (c) Exhibits

Exhibit No.	Description
99.1	Press release of TGT Pipeline, LLC, issued on August 11, 2003.

Item 9. Regulation FD Disclosure

On August 11, 2003, the Company's immediate parent company, TGT Pipeline, LLC, issued a press release including its unaudited summarized financial data for the period from its inception through June 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 11, 2003

TEXAS GAS TRANSMISSION, LLC
(Registrant)

By: /s/ Jamie L. Buskill_____
    Jamie L. Buskill
    Vice President and Chief Financial Officer

Exhibit 99.1

Press Release

TGT Pipeline, LLC
3800 Frederica Street
Owensboro, KY 42301

The accompanying unaudited summarized financial data present the consolidated financial position of TGT Pipeline, LLC (the Company) and its subsidiary, Texas Gas Transmission, LLC (Texas Gas) as of June 30, 2003 and the consolidated results of operations for the period from April 29, 2003 (Inception) through June 30, 2003. These summarized financial data reflect the Company's acquisition of Texas Gas on May 16, 2003 for a purchase price of $803 million. Texas Gas is an interstate natural gas transmission company which owns and operates a natural gas pipeline system originating in the Louisiana Gulf Coast area and in East Texas and running north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois. The summarized financial data reflect a preliminary allocation of the purchase price to the assets and liabilities of Texas Gas, based on their estimated fair values in accordance with generally accepted accounting principles. As Texas Gas' rates are regulated by the Federal Energy Regulatory Commission (FERC), and the FERC does not allow recovery in rates of amounts in excess of original cost, Texas Gas' historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price above the historical net book value was allocated to goodwill.

Results of operations for the period from Inception through June 30, 2003 are not necessarily indicative of results of operations for the entire year. Based on the current rate structure and higher throughput, Texas Gas experiences higher operating income in the first and fourth quarters as compared to the second and third quarters.

For additional information regarding Texas Gas see Texas Gas' filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the Quarter ended June 30, 2003.

TGT Pipeline, LLC
Consolidated Statement of Financial Position
June 30, 2003
(Thousands of Dollars)
(Unaudited)

Assets

Current Assets:

Cash and cash equivalents	$	38,668
Receivables:		
Trade		13,266
Other		9,774
Gas Receivables:		
Transportation and exchange		2,423
Storage		21,639
Inventories		13,710
Gas stored underground		3,922
Prepaid and other expenses		4,615
Total current assets		108,017
Property, Plant and Equipment:		
Natural gas transmission plant		507,134
Other natural gas plant		155,426
		662,560
Less - Accumulated depreciation and amortization		4,430
Property, plant and equipment, net		658,130
Other Assets:		
Gas stored underground		91,187
Costs recoverable from customers		40,050
Goodwill		280,496
Other		16,833
Total other assets		428,566
Total assets	**$**	**1,194,713**

TGT Pipeline, LLC
Consolidated Statement of Financial Position
June 30, 2003
(Thousands of Dollars)
(Unaudited)

Liabilities and Equity

Current Liabilities:

Payables:		
Trade	$	286
Affiliates		5,905
Other		14,573
Gas Payables:		
Transportation and exchange		1,629
Storage		17,394
Long-term debt due within one year		17,261
Accrued charge-in-lieu of income taxes		1,340
Accrued taxes other		8,187
Accrued interest		2,066
Accrued payroll and employee benefits		20,240
Other accrued liabilities		9,665
Total current liabilities		98,546
Long - Term Debt		530,690
Other Liabilities and Deferred Credits:		
Postretirement benefits other than pensions		24,647
Pension plan costs		3,423
Other		20,731
Total other liabilities and deferred credits		48,801
Member's Equity:		
Paid-in-capital		514,544
Retained earnings		2,132
Total member's equity		516,676
Total Liabilities and Equity	**$**	**1,194,713**

TGT Pipeline, LLC
Statement of Operations
From April 29, 2003 (Inception) to June 30, 2003
(Thousands of Dollars)
(Unaudited)

Operating Revenues:		
Gas transportation	$	22,300
Gas storage		315
Other		352
Total operating revenues		22,967
Operating Costs and Expenses:		
Operation and maintenance		4,144
Administrative and general		5,317
Depreciation and amortization		3,987
Taxes other than income taxes		2,388
Total operating costs and expenses		15,836
Operating Income		7,131
Other (Income) Deductions:		
Interest expense		3,769
Miscellaneous other income		(110)
Total other deductions		3,659
Income before income taxes		3,472
Charge in-lieu-of income taxes		1,340
Net Income	$	**2,132**